Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS FIRST QUARTER 2013 RESULTS

TORONTO, ONTARIO— (Marketwired — May 14, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the first quarter of 2013. As previously announced, gold produced during the first quarter 2013 totaled 23,200 ounces from milling 197,640 tonnes at an average grade of 3.8 grams per tonne. The Company sold 26,100 ounces during the first quarter 2013 at an average price of US$1,630 per ounce.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Overall, we had a solid quarter and achieved strong production growth from the same period in 2012. In particular, we finished the quarter strong with throughput in March averaging the new capacity of 2,500 tonnes per day. Our grade for the quarter was 3.8 grams per tonne and averaged 4.0 grams per tonne in March, which compared to a target level for the quarter of 3.9 to 4.1 grams per tonne. Exiting the first quarter, we continued to have a solid balance sheet, with cash and cash equivalents of $51.9 million.

“Looking ahead, our company remains poised to achieve at least 40% production growth in 2013 to between 120,000 and 135,000 ounces of gold. Even at today’s prices, this output will position us to generate net free cash flow in the fourth quarter. A key milestone in achieving our growth is completing our mill expansion. When complete, our mill will be capable of processing in excess of 3,000 tonnes per day, which will support both higher production and lower unit operating costs, with cash costs targeted for below US$700 per ounce by the fourth quarter. The Company has been reviewing all costs, particularly at this time of lower gold prices and when we are nearing completion of the heaviest phase of our capital program for the year. Although we are experiencing cost pressures as we near completion of the mill expansion, we are offsetting the impact with cost savings in other areas through efficiencies and capital reductions. We continue to target capital investment in 2013 of approximately $90 million. Once the mill expansion is complete, our capital requirements will decline dramatically, which along with higher production and lower costs, will position us to generate net free cash flow.”

“With the recent drop in the gold price, we are managing our debt and our debt covenants and working closely with our secured lender, Sprott Resource Lending Partnership. We are also reviewing our spending timelines in order to manage the balance sheet. Because of this, we now plan to complete the mill expansion in the third quarter.”

First Quarter 2013 Highlights

•                  Produced 23,200 ounces of gold in first quarter 2013 (197,640 tonnes at 3.8 grams per tonne), an increase of 39% from the 16,680 ounces (160,510 tonnes at 3.4 grams per tonne) produced in first quarter 2012.

•                  Timmins West Mine — 18,700 ounces (161,410 tonnes @ 3.7 grams per tonne)

•                  Bell Creek Mine — 4,500 ounces (36,230 tonnes @ 4.2 grams per tonne)

•                  Poured 20,530 ounces of gold in first quarter 2013, an increase of 27% compared to 16,180 ounces for first quarter 2012.

•                  Sold 26,100 ounces in first quarter 2013 at an average price of US$1,630 per ounce compared to 18,470 ounces at an average price of US$1,690 per ounce in first quarter 2012.

•                  Cash operating costs per ounce of US$982 in first quarter 2013 (including US$42 per ounce for royalties) compared to US$1,046 per ounce (including US$9 per ounce for royalties) for first quarter 2012.

•                  Company invested $36.8 million in mine development and mill expansion in first quarter 2013, with additional $1.4 million invested for exploration (largely in-mine drilling), compared to $36.8 million and $7.4 million, respectively ($2.9 million for in-mine drilling), for first quarter 2012.

•                  $17.6 million at Timmins West Mine

•                  $15.5 million at Bell Creek Mill

•                  $3.7 million at Bell Creek Mine

•                  $35 million standby line of credit (“Standby Line”) with Sprott Resource Lending Partnership drawn on February 1, 2013. The Standby Line bears an interest rate of 9.75% compounded monthly and is due on January 1, 2015.

•                  Cash and cash equivalents of $51.9 million at March 31, 2013.

•                  Cash earnings from mine operations for the first quarter of 2013 of $16.9 million, an increase of 80% from $9.4 million for the first quarter of 2012.

•                  Net loss for the first quarter of 2013 was $0.6 million (or $0.00 per common share) compared to net loss of $3.0 million (or $0.01 per common share) for the first quarter 2012.

•                  Increased total probable reserve estimate by 13% to 927,000 ounces, including 798,000 ounces (4,811,000 tonnes at 5.2 grams per tonne) at Timmins West Mine and 129,000 ounces (960,000 tonnes at 4.2 grams per tonne) at Bell Creek Mine.

Outlook

The Company’s key milestones over the balance of 2013 are:

•                  Completing the ongoing mill expansion in the third quarter to reach a capacity exceeding 3,000 tonnes per day;

•                  Growing mine production to support higher throughput and lowering unit operating costs to below US$700 per ounce by the fourth quarter of the year; and

•                  Completing its 2013 capital investment program, with investment levels set to decline dramatically during the third and fourth quarters of the year.

With the achievement of these milestones, the Company will begin generating net free cash flow in the fourth quarter, based on current gold prices. The Company is committed to achieving its guidance for the year, including production growth of at least 40%, to 120,000 to 135,000 ounces, cash operating costs of US$800 to US$875 per ounce and capital investment for the year of approximately $90 million.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Wednesday, May 15, 2013 at 2:00 pm EST to discuss the Company’s first quarter financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-8018 or 866-223-7781

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 8256094

Available until: 11:59 pm (May 22, 2013)

Qualified Persons

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person (“QP”) as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold

The QP for the Company’s reserve estimates at Timmins West Mine and Bell Creek Mine is Natasha Vaz, P. Eng. As QP, Ms. Vaz has prepared or supervised the preparation of the scientific or technical information disclosed in this press release. Ms. Vaz is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com